UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(AMENDMENT NO. 0)

First National Bancshares, Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

32111B104
(CUSIP Number)


J. Barry Mason
215 N. Pine Street
Spartanburg, SC  29302
Telephone: (864) 948-9001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2009
(Date of Event which Requires Filing of this Statement)


	Check the appropriate box to designate the rule pursuant to which this schedule is filed.

	[x]  Rule 13d-1(b)
	[  ]   Rule 13d-1(c)
	[  ]   Rule 13d-1(d)


SCHEDULE 13G

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bank of Stockton
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  ?	  (b) ?

3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5
SOLE VOTING POWER

450,000

6
SHARED VOTING POWER

0

7
SOLE DISPOSITIVE POWER

450,000

8
SHARED DISPOSITIVE POWER

0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,000
10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  	?


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.77%
12
TYPE OF REPORTING PERSON

BK




Item 1(a).	Name of Issuer

		The name of the issuer is First National Bancshares, Inc.

Item 1(b).	Address of Issuers Principal Executive Offices

The principal executive offices of the issuer are located at 215 N. Pine Street, Spartanburg, South Carolina 29302.

Item 2(a).	Name of Persons Filing

         This statement is being filed by Bank of Stockton.

Item 2(b). 	Address of Principal Business Office or, if none,
		Residence

		301 East Miner Avenue, Stockton, CA  95202.

Item 2(c). 	Citizenship

		Bank of Stockton  United States of America

Item 2(d). 	Title of Class of Securities

		This statement relates to Common Stock, $0.01 par value.

Item 2(e).	CUSIP Number

		The CUSIP Number for First National Bancshares, Inc.
		is 32111B104.

Item 3.
If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:


(a) ?

Broker or Dealer registered under Section 15 of the Act


(b) ?

Bank as defined in section 3(a)(6) of the Act


(c) ?

Insurance Company as defined in section 3(a)(19) of the Act


(d) ?

Investment Company registered under section 8 of the Investment
Company Act


(e)
?
Investment Adviser registered under section 203 of the Investment
Advisers Act of 1940


(f)
?
Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);


(g)
?
Parent Holding Company, in accordance with Rule 13d-
1(b)(ii)(G);


(h)
?
A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;


(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;


(j)
?
Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.	Ownership

(a)	Amount Beneficially Owned by Bank of Stockton:  450,000

(b)	Percent of Class Owned by Bank of Stockton:  5.77%


	(c)  Number of shares as to which the shareholder has:

(i)	sole power to vote or  to direct the vote
Bank of Stockton		450,000


(ii)	shared power to vote or to direct the vote
n/a


(iii)	sole power to dispose or to direct the disposition of
Bank of Stockton		450,000

		(iv)	shared power to dispose or to direct the
			disposition of
			n/a

Item 5.	Ownership of Five Percent or Less of a Class

	Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent Holding
	Company

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group

	Not Applicable.

Item 9.	Notice of Dissolution of Group

	Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January  , 2010


                                             /s/ John F. Dentoni
                                                 Vice President
                                                 Bank of Stockton


  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).